Sutcliffe Resources Ltd.
Management's Discussion & Analysis
For the three months ended March 31, 2007

GENERAL

The following discussion and analysis of the operations, results, and financial position of Sutcliffe Resources Ltd. (“Sutcliffe” or “the Company”) for the three months ended March 31, 2007, should be read in conjunction with the Company’s unaudited Interim Financial Statements for the three months ended March 31, 2007 and the Company’s audited Financial Statements for the year ended December 31, 2006.

Unless otherwise noted, amounts are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this 2007 MD&A, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and in the Russian Federation; business opportunities that may be presented to, or pursued by, us; operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this 2007 MD&A are qualified by these cautionary statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

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DATE

This MD&A covers the three months ended March 31, 2007 and was prepared June 30, 2007.

OVERALL PERFORMANCE

While gold exploration remains the core business of the Company with a primary focus to become a mid-tier gold producer, 2006 was a year of transition for Sutcliffe Resources. Following a strategic review in May 2006, the Company decided to refocus its exploration activities from British Columbia, Canada to the Russian Federation. Consequently, during the second half of 2006, Sutcliffe assembled four gold exploration projects in the Russian Far East and initiated a major equity financing which was completed during the first quarter of 2007.

Operations highlights for the three months ended March 31, 2007 included:

  The completion in January 2007 of the Company’s acquisition of a 51% interest in ML Ltd., a Russian exploration company that owns two mining licenses, the Ozherelie and Ykanskoye gold projects, located in the Irkutsk Oblast region of East Siberia, Russia.

Financial highlights for the three months ended March 31, 2007 included:

  The completion in January 2007 of the equity financing of $25,000,000 which was increased to $30,000,000.

  The raising of $270,213 through exercising warrants and $49,650 through the exercising of stock options.

As of March 31, 2007, Sutcliffe had $2,789,577 in cash and cash equivalents (2006: $35,271 cash and $1,159,182 restricted cash); and a working capital of $4,042,521 (2006: working capital of $4,275,617).

The Company has no long-term debt and its credit and interest rate risks are limited to interest-bearing assets of cash and cash equivalents. Accounts payable and accrued liabilities are short-term and non-interest bearing.

There are a number of full and part-time management and administrative employees/consultants based in Vancouver and Russia.

Sutcliffe Resources’ focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russian Federation. In addition, management will continue to evaluate further acquisition opportunities in Russia. For 2007, the Company intends to proceed as follows:

  Complete the NI 43-101 compliant technical reports on the Ozherelie and Ykanskoye projects (since completed and filed on sedar April 25, 2007).

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  Complete the NI 43-101 compliant technical reports on the Tumannoye and Elvenei projects.

  Initiate a US$12 million exploration program on the Ozherelie and Ykanskoye properties commencing in late May, 2007. The program designed will include over 15,000 meters of core drilling, with additional RC/conventional air rotary (BTS) drilling and trenching.

  At Elvenie and Tumannoye, camp facilities and equipment have been mobilized and exploration will commence in the late Spring.

2007 FIRST QUARTER ACTIVITIES

RUSSIAN FEDERATION PROPERTIES

Sutcliffe has, over the last six months preceding the date of this report, assembled four major gold exploration properties – specifically, Ozherelie, Ykanskoye, Tumannoye and Elvenei.

All of the technical work performed previously at these exploration properties has been carried out by Russian personnel on behalf of Russian exploration companies. In some cases, resource estimates have been calculated by the Russian investigators using Russian methodologies and Russian classification nomenclature. Russian resource estimates for the Tumannoye and Elvenei properties were prepared prior to February 1, 2001 and represent historical estimates. For these estimates, insufficient work has been done by a Qualified Person to classify the historical estimates as current mineral resources. Sutcliffe is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon.

The Russian resource estimates for the Ozherelie and Ykanskoye properties were prepared after February 1, 2001. At the time of the ML Ltd. acquisition, these estimates were not Canadian National Instrument 43-101 compliant. During the 2007 first quarter, Sutcliffe completed a NI 43-101 report that confirmed previous Russian C1 and C2 resources as equivalent to CIM inferred resources. Relative to the significant scope of both projects, previous exploration has been relatively limited. Consequently Sutcliff is carrying out exploration programs on these projects starting in the second quarter of 2007.

About Baykal Gold

Baykal Gold (“Baykal”) is a company incorporated under the laws of the Russian Federation to acquire tendered or licensed properties in the region of Irkutsk. Baykal was accounted for by Sutcliffe as a VIE during 2006. Sutcliffe paid a finder’s fee of US$500,000 to the founding shareholder of Baykal in connection with the initial 51% acquisition of ML. An additional finder’s fee of US$400,000 will also be paid upon the acquisition of the remaining 49% of ML.

About ML Ltd.

ML is the owner of the Ozherelie and Ykanskoye gold projects located in the Irkutsk Oblast region of East Siberia, approximately 1,100 km north of the City of Irkutsk and 35 km from the Sukhoi Log gold deposit.

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During the three months ended March 31, 2007, the Company paid US$10,000,000 to acquire a 51% interest in ML and must thereafter incur US$12,000,000 in exploration expenses on the two projects over four years. The 51% interest in ML was acquired from six arm’s length individuals, who retain the 49% balance. If a resource calculation prepared as a “C2” calculation under Russian law and indicating a reserve of at least 20 tonnes of gold (approximately 650,000 troy ounces) is received by the Company, Sutcliffe will be obligated to pay an additional US$8,000,000 for the remaining 49% interest in ML, giving the Company 100% control of the two projects. After such time as the entire US$12,000,000 has been spent on exploration, a further C2 resource calculation will be prepared and the Company will be obligated to pay to the vendors of ML that amount which is equal to US$10.00 per ounce for each troy ounce in excess of 20 tonnes.

Ozherelie and Ykanskoye

The Ozherelie and Ykanskoye gold deposits are located within a highly mineralized belt which includes the world class Sukhoi Log gold deposit as well as a number of other hard rock and alluvial gold mines. The region has historically produced a reported 48 million ounces, making it one of the most prolific gold producing regions in the world. Approximately 10km apart, Ozherelie and Ykanskoye are located in two separate areas both with mining licenses having terms of 20 years from August 2, 2006.

Sutcliffe has initially budgeted US$12.0m for exploration at its Irkutsk properties, which will include over 15,000m of core drilling, 40,000m of RC/conventional air rotary (BTS) drilling and 30,000m³ of trenching. Two large diameter core rigs have been mobilized with drilling on both gold properties due to start in August of 2007.

Approximately two-thirds of the above budget will be spent at Ozherelie, with the remainder spent at Ykanskoye. At both properties, two phases of exploration are planned with the following objectives:

  Phase 1 exploration, will be designed to define the continuity of the mineralized gold horizons across the respective properties

  The Phase 2 program, which will commence before year-end, is planned to define additional gold resource potential both down dip and along strike of the current known resource areas.

At Ozherelie, five mineralized zones have been identified by ML Ltd. The approximate strike length comprised in the resource blocks of Zones 1 and 4 is only 0.5km, leaving more than 6.5km of potential strike remaining to be tested. In the first phase of exploration, a 480m x 160m drilling grid is planned along strike and down dip of the current resource in Zone 1. In addition, three widely spaced drill fences will test the continuity of the mineralized horizon between Zone 3 and Zone 4. Due to the coarse free gold nature of the mineralization, core drilling will also be supplemented by a significant amount of trenching, and BTS drilling primarily in Zone 3. For Phase 2, exploration will be augmented with a large diameter RC drill rig. Drilling will concentrate on expanding known resources around Zone 1 through infill drilling on a 120m x 80m grid.

Currently at Ykanskoye, trenching has only been along approximately 1.4km of the potential 6km strike length. In Phase 1 of exploration, additional trenching will be completed along the remaining 4.6km of strike length. Furthermore, seven widely spaced fences of core holes (approx

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1km apart) are planned to test down dip continuity. Phase 2 exploration will concentrate on expanding the current resource in the central-north area of the property through step out and infill core drilling on a 120m x 80m grid pattern (for plan details see attachments to SR Press Release #03-07 filed on Sedar).

In addition to the above exploration programs, Sutcliffe, through ML Ltd, is preparing a centralized database and data verification program from ML’s regional exploration office in Bodaibo, Irkutsk, and their corporate office in Konakovo. ML retains a staff complement of 20 qualified employees who are currently assigned to prepare the infrastructure around the projects in order to commence the drill and trenching programs.

On April 5, 2007 the Company filed with the TSX Venture Exchange its National Instrument 43-101 independent technical report prepared by Gustavson Associates, LLC on the Company’s Irkutsk projects in the Russian Federation. The report dated March 20, 2007 and entitled “Technical Report on the Ozherelie and Ykanskoye Gold Projects, Irkutsk Oblast, Russia” is filed on www.sedar.com.

The report was prepared under the supervision of Mr. William J. Crowl, R.G. who is an independent qualified person as defined by NI 43-101. Key findings of the report, which reviews the historic exploration work undertaken at the two properties, are:

Gustavson considers that the previously reported Russian C1 and C2 mineral resources can be classified and reported as CIM Inferred Mineral Resources and as such are therefore NI 43-101 compliant. The Inferred Mineral Resources (using a 1.0g/t cutoff grade, a 3m composite thickness and a 2.7 S.G.) are as follows:

Inferred Mineral Resource:

Property	Tonnes (millions)	Grade (g Au/t)	Contained Au (oz)	Contained Au (t)
Ozherelie	1.05	3.68	124,000	3.86
Ykanskoye	1.40	3.43	154,000	4.78
Total	2.45	3.53	278,000	8.65

Resource estimates at Ozherelie relied on the data from 20 core holes (1,317m) with an average spacing of 100m to 125m and 11 trenches on the mineralized zone spaced from 40m to 125m apart. At Ykanskoye, data from 6 core holes (476m), spaced from 75m to 125m apart, combined with 17 trenches with an average spacing of some 50m were used in the resource estimate. Simple polygonal estimation methodology was employed to estimate the mineral resources.

Relative to the potential extent of the deposits, Gustavson considers that only a small portion of the prospective ground has been explored. Consequently, there is “significant potential for the discovery of substantial additional gold mineralization both along strike and down dip” at both properties.

Tumannoye and Elvenei

In the Chukotka Autonomous Oblast, Chukot Gold acquired 20 year mineral licenses for 2 highly prospective gold projects explored from the 1950’s through the 1990’s. Each has a long history of

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exploration by Russian entities. No material exploration activity has taken place on any of the properties since at least 1994.

The Tumannoye project is located in the northern part of the Chukotski Peninsula, in the Ilutin administrative area of Chukotka. The project is located on a Class II Egvekinot-Ilutin motorway, 199km to the east of the seaport of Egvekinot. The nearest settlement, Geologichesky, is located 40km to the west. There is a 29.3MW thermal power station in Ekveginot and an 110kW power line following the Egvekinot-Ilutin motorway.

The Tumannoye gold project, comprising approximately 19km2 has seen 128,000m3 of trenching and 15,771m of core drilling. The host rocks are Triassic sediments and Cretaceous granodiorites, dikes of earlier-cretaceous lamprophyres, granite-porphyries, late-cretaceous granite-porphyries, diorite-porphyrite, andesites, basalts and trachydolerites. The structures containing the gold-sulfidic mineralization are related to brecciation, collapse features and metasomatic alteration zones. The gold mineralization occurs in two forms – tabular deposits of interspersed pyrite-arsenopyrite in metasomatically altered terrigenous-carbonaceous bodies and, to a lesser extent, as arsenopyrite-quartz stringers in mineralized dikes of granite porphyry.

Gold mineralization is reported to be associated with arsenopyrite and carbonaceous material. Also associated with the mineralization are varying amounts of antimonite, sphalerite, galena and chalcopyrite. Gold content ranges from 0.5g/t up to 111g/t, reportedly averaging 5 to 12g/t. Silver is reported at relatively low concentrations in samples. A zone of partial oxidation exists near the present ground surface.

Drilling has intersected mineralized zones up to 350m in vertical depth, with projections exceeding 400m. Some 15 separate zones (targets) have been identified in the prospect. Mineralized bodies reportedly range from 0.4m to 7.5m in thickness and from 50m to 400m along strike.

A historical resource estimate for the Tumannoye deposit by Russian investigators as at July 9, 1995 was 3.6 million tonnes at a gold grade of 7.1g/t. A Qualified Person has not done sufficient work to classify the historical estimate as a current mineral resource. Sutcliffe is not treating the historical estimate as a current mineral resource and the historical estimate should not be relied on.

The Elvenei project is located in the Chaunsky area of the Chukotka Autonomous Oblast, 540km southwest of the town of Pevek, the largest Arctic seaport in the area. It is 15km off the Pevek-Bilibino automobile road, 110km west of Bilibino, the site of a nuclear power station (43MW).

Russian exploration to date (1968 to 1992) has defined a gold-mineralized system of quartz veins and linear silicified breccias in Triassic sandstones, shales and siltstones intruded by a granitoid dome and a late Cretaceous complex of independent small intrusions forming a ring dike structure. Early work in the area concentrated on tungsten mineralization in the contact metamorphosed sediments adjacent to the intrusives. Subsequent work focused on the gold mineralization, with a number of trenches and core holes being completed. Mineralogy of the mineralized bodies is simple. The main ore minerals are pyrite and arsenopyrite. Other sulfides present include antimonite.

Six potential mineralized bodies have been outlined at Elvenei, not all of which have seen systematic trenching and drilling. Initial exploration at Elvenei in the Chukotka region will

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involve the compilation and review of all historical exploration results. A drilling and sampling program based on this will be designed to test the vein hosted gold mineralization at Elvenei to bring the exploration up to NI43-101 reporting standards and to enable the testing of the current 6 known vein systems both along strike and at depth to define the overall potential of the mineralized system. Exploration will also be focused on discovering additional zones beyond those discovered to date.

On the Tumannoye prospect initial exploration work conducted by Sutcliffe will involve the compilation and evaluation of all historical exploration work, including metallurgical recovery test-work. Confirmatory drilling, sampling and test-work will be planned to confirm the resource defined to date and to bring the samples databases up to the required reporting standards. Ongoing work will consist of the drill testing of the extensions of the gold mineralization discovered to date and based on the ongoing evaluation work on drill testing and sampling of additional targets to the vein system discovered to date. Priority will be given to evaluating exploration methods suitable at defining additional drill targets.

To expedite and enhance the future exploration programs, Sutcliffe has mobilized a skid-mounted Longyear 38 Diamond drill with new Deutz Turbo Diesel Engine, 420- FMC Hydraulic pump, NQ hydraulic drill head, 28 feet folding derrick, 20 feet rod pull, 8' x 18' drill shack, also drill steel, core boxes, drill mud and lubricants. Sutcliffe has also sent spares and extra supplies for the drill rig. In addition, Sutcliffe has purchased two D9 dozers, one for Tumannoye and one for Elvenei. A 20 man camp, generators and supplies for Tumannoye has been purchased and shipped. Further equipment will be sourced to accommodate the drill program. Sutcliffe will set up the facilities and provide travel and procurement logistics for Tumannoye and Elvenei.

CANADIAN PROPERTIES

HARRISON LAKE, BRITISH COLUMBIA

The Harrison Lake Project is a belt of ultramafic and metavolcanics and metasediments which extend from the site of the former B.C. Nickel Mine, 7 kilometers north of Hope, B.C., over 60 kilometers along the east side of Harrison Lake. The Company had previously identified 15 high priority sulphide related Airborne ElectroMagnetic (AEM) targets and combined with the data from detailed ground geophysical surveying had selected drill hole locations. Drilling will commence once the Company finalizes its joint venture arrangement and weather conditions are favourable.

SUMMARY OF QUARTERLY RESULTS

All values expressed in Canadian dollars

	Mar 31,2007	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006
Total Revenue	Nil	Nil	Nil	Nil
G & A Expenses	1,412,263	8,914,752	169,786	559,777
Loss	1,412,263	8,588,591	169,786	691,578
Net Loss	1,319,686	7,659,816	495,702	677,700
Loss/share	0.02	0.18	0.01	0.02
Resource Property	3,928,183	337,968	6,292,420	623,476
Total Assets	44,240,186	26,647,091	12,457,000	7,521,764

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	Mar 31, 2006	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005
Total Revenue	Nil	Nil	Nil	Nil
G & A Expenses	624,353	557,686	149,259	177,188
Loss	624,353	557,686	470,140	177,188
Net Loss	622,425	557,686	470,140	177,188
Loss/share	0.02	0.03	0.02	0.01
Resource Property	786,627	159,307	499,810	72,588
Total Assets	8,389,551	3,884,169	1,812,746	2,302,417

GENERAL AND ADMINISTRATIVE EXPENSES

Quarter ended	Quarter ended

March 31,2007	March 31,2006

Consulting fees	267,818	186,170
Amortization	89,955	-
Travel and automotive	89,430	7,031
Rent and office services	85,939	11,524
Salaries & contract services	586,617	-
Investor relations, communications	98,290	21,332
Professional fees	61,382	15,851
Resource Property investigation	-	262,740
Transfer and regulatory fees	61,907	30,379
Management fees	42,000	89,091
Interest and bank charges	13,219	235
Write-off Beale Lake exploration expense	15,706	-
Total	1,412,263	624,353

For the three month period ended March 31, 2007, the General and Administrative expenses were $1,412,263 (2006 - $624,353). The increase of $787,910 was a result of the accelerated developments in the acquisition of mineral properties in Russia and the initiation of a major financing which was completed in 2007. During this three month period, consulting fees were $267,818 (2006 - $76,587); salaries and contract services were $586,617 (2006 - $nil); investor relations were $98,290 (2006 - $21,332). Professional fees were $61,382 (2006 - $15,851). All these increases were a result of the mineral property acquisitions in Russia and the equity financing which was initiated during the last quarter of 2006 and was completed in the first quarter of 2007.

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RESOURCE PROPERTY EXPENDITURES

Resource property expenditures in the three months ended March 31, were as follows:

Resource properties expenditure breakdown for Quarter ended March 31, 2007:

	Harrison	Elvenie	Tumannoye	KM Gold	Irkutsk	Total
Balance, Dec 31, 2006	889,319	2,018,159	1,954,737	169,071	-	5,081,286*
Additions up to Mar 31, 2007
Acquisition costs:
Paid in cash	-	198,832	186,607	1,260,000	12,515,755	14,161,194
Paid in shares	-	-	-	-	-	-
Exploration Costs:
Assay and reports	1,416	-	-	-	-	1,416
Consulting/engineering	60,657	260,458	256,484	-	10,169	587,768
Diamond drilling	72,868	-	-	-	-	72,868
Equipment & supplies	136,763	685,952	562,143	-	970,820	2,355,678
Field personnel	23,441	279,244	357,937	-	-	660,622
Mobilization/Demob	-	149,899	99,932	-	-	249,831
Total exploration costs	295,145	1,375,553	1,276,496	-	980,989	3,928,183
Balance, Mar 31, 2007	1,184,464	3,592,544	3,417,840	1,429,071	13,496,744	23,170,663*

*includes the $50,000 in reclamation bond which remains after the Beale Lake property costs of $3,359,586 were written off on December 31, 2006

Resource properties expenditure breakdown for Quarter ended March 31, 2006:

	Beale Lake	Harrison	Total
Balance, Dec 31, 2005	1,781,604	827,294	2,608,898
Additions during 2006:
Exploration Costs:
Consulting/engineering	46,574	-	46,574
Diamond drilling	188,471	-	188,471
Equipment & supplies	389,796	-	389,796
Field personnel	134,842	-	134,842
Mobilization/Demobilization	25,444	-	25,444
Travel	1,500	-	1,500
Total exploration costs	786,627	-	786,627
Balance, Mar 31, 2006	2,568,231	827,294	3,395,525

RELATED PARTY TRANSACTIONS

For the three month period ended March 31, 2007, related party transactions were management fees charged by a director totaling $19,500.

Unless otherwise noted, the above noted transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company currently has no source of income and must depend on equity financings as its main source of capital. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Operations in the Russian Federation

The Company has shifted the focus of its exploration activities from British Columbia, Canada to the Russian Federation. The Company has been successful in 2006 in assembling four major gold exploration projects in the Russian Far East with additional acquisitions to come on stream in 2007. Operations in the Russian Federation, however, do come with an inherent risk that is not generally prevalent in most Western countries. The major uncertainties include economic risk factors and the predictability of both government policy and Russian law. Since 1999 the Russian economy has stabilized, and along with stability in government policies and the alignment of Russian law with World Trade Organization regulations, these measures have significantly reduced the business risks of operating in the Russian Federation.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than the Company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees.

Title Matters

Title to and the area of mining concessions may be disputed. Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Corporation is Experiencing Negative Cash Flow

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The success of the Corporation’s business will depend upon the Corporation’s ability to develop its cash flow from operations to a point where it becomes profitable. Since it is experiencing negative cash flow its cash reserves are being depleted. Accordingly, the Corporation will require additional funds through the sale of equity and/or debt capital in the future. The only alternatives for the financing of the Corporation’s business would be the offering by the Corporation of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions, neither of which is presently intended.

If the Corporation cannot increase its cash flow and become profitable it will have to raise additional funds. However, such funds might not be available on acceptable terms as a result of which there will be a material adverse effect on the Corporation, its business and results of operations and it may not achieve its business objectives.

The Corporation has No History of Operations

The Corporation has no history of, and is in the early stages of development on its mining property. The Corporation may experience higher costs than budgeted and delays which were not expected. The Corporation must also locate and retain qualified personnel to conduct exploration work. Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Corporation, its business and results of operations.

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Corporation’s drilling activities are in the development stage and such development is subject to the risk that previously reported inferred mineralization is not economic. If this occurs, the Corporation’s existing resources may not be sufficient to support a profitable mining operation.

The Corporation’s activities are subject to a number of factors beyond its control including intense industry competition and changes in economic conditions, including some operating costs (such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of precious metals, any of which could result in work stoppages, damage to or loss of property and equipment and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Corporation, its business and results of operations. This might result in the Corporation not meeting its business objectives.

The Corporation is Dependent on Various Key Personnel

The Corporation’s success is dependent upon the performance of key personnel. The Corporation does not maintain life insurance for key personnel and the loss of the services of

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senior management or key personnel could have a material and adverse effect on the Corporation, its business and results of operations.

The Corporation’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. The Corporation may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material, adverse effect on the Corporation’s financial position and results of operation.

The Corporation currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance. Additionally, all contractors carry their own general and equipment liability insurance.

Although the Corporation intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Corporation might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

There is Uncertainty of the Nature and Amount of the Corporation’s Resources

While the Corporation has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material and adverse effect on the Corporation’s business and results of operations.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

CRITICAL ACCOUNTING POLICIES

Consolidation

These consolidated financial statements include the accounts of the Company and its variable interest entities. The Company consolidates a variable interest entity when the Company has a variable interest that absorbs a majority of the entity’s expected losses, receives a majority of the entities expected residual returns, or both, in compliance with the Accounting Standards Board’s (“AcSB”) Accounting Guideline 15 (“AcG15”) “Consolidation of Variable interest Entities”. An entity is a variable interest entity and accordingly, is subject to consolidation according to AcG15 when, by design, the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or the holders of the equity investment at risk, as a group, lack any characteristics of a controlling financial interest. All inter-company balances and transactions have been eliminated on consolidation.

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Variable Interest Entities and Non-Controlling Interest

In September, 2006, the Emerging Issues Committee issued Abstract No. 163, “Determining The Variability To Be Considered in Applying AcG-15” (“EIC-163”). EIC 163 concludes that the “by-design” approach should be the method used to assess variability of an interest when applying AcG-15. The by-design analysis focuses on the role of a contract or arrangement in the design of the entity, rather than its legal form or accounting classification. EIC-163 requires an analysis of the design of the entity in determining the variability of interests to be considered in applying AcG-15 using a two-step approach. The first step is to analyze the nature of the risks in the entity. The second step is to determine the purpose(s) for which the entity was created and determine the variability (created by the risk identified in Step 1) the entity is designed to create and pass along to its interest holders. The guidance may be applied to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred, effective January 1, 2007, with early adoption encouraged.

ZAO Chukot Gold (“Chukot”) was incorporated on December 26, 2005. On July 16, 2006 the Company signed an agreement guaranteeing funding for the future expenditures of Chukot. Chukot was incorporated in order to enable the Company to pursue mineral interests in Russia. The Company had supplied Chukot with non interest-bearing, no repayment term loans in the sum of $4,791,462 to be used for resource property acquisition and exploration costs. Chukot would not be able to operate without this subordinated support and this capital was at risk. The Company is considered the primary beneficiary because it absorbs the expected risk and residual gain of Chukot. As a result, the operations of Chukot were consolidated with the Company as of the date of the agreement guaranteeing funding on July 16, 2006 (“the Involvement date”).

ZAO Baykal Gold (“Baykal”) and ZAO KM Gold (“KM”) were incorporated on July 20, 2006 and July 30, respectively. Baykal and KM were incorporated in order to enable the Company to pursue mineral interests in Russia. The Company (through Chukot) had supplied Baykal and KM with non-interest bearing, no repayment term loans in the sum of $1,171,249 and $252,165 respectively to be used as a deposit for the purchase of the shares of ML Ltd (“ML” – Note 7) and resource property and acquisition costs. Baykal and KM would not be able to operate without this subordinated support and this capital was at risk. The Company (through Chukot) is considered the primary beneficiary because it absorbs the expected risk and residual gain of Baykal and KM. As a result, the operations of Baykal and KM were consolidated with the Company as of the initial transfer of funds on December 21, 2006 and October 12, 2006 respectively (“the Involvement date”).

Chukot had net assets of $115,706 on July 16, 2006. This amount was recorded as a non-controlling interest on that date. The non-controlling interest was reduced to $nil at the year-end from losses incurred by Chukot and being absorbed by the non-controlling interest from the VIE inception date through December 31, 2006. The $12,005 in net liabilities of Baykal and KM at the Involvement dates have been charged to the Statement of Loss for the period ended December 31, 2006.

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Financial Instruments

Financial instruments include cash and cash equivalents, receivables, deposits, restricted cash, due from Arax Energy Inc., due from related parties, flow-through share proceeds, accounts payable and accrued liabilities and loans payable. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments other than a currency risk for amounts denominated in Russian Rubles. The Company has financial assets of $1,523,222 (2006 - $nil) and financial liabilities of $2,053,773 (2006 - $nil) denominated in Russian Rubles. Unless otherwise noted, due to their current maturities, fair values approximate carrying values for these financial instruments. The fair value of due from related parties was not practical to determine.

Foreign Currencies

The Company’s functional currency is the Canadian dollar. Overseas transactions are principally denominated in Russian Rubles and US Dollars. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the transaction or settlement of foreign currency denominated monetary items are included in the determination of net loss

For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates except for amortization, which will be translated at the historical rate. Gains and losses on translation of monetary assets and monetary liabilities are included in the determination of net loss.

PENDING TRANSACTIONS

To the best of Management’s knowledge, there are no pending transactions that will materially affect the performance or operation of the Company.

LIQUIDITY

The activities of the Company, principally the acquisition of mineral properties and exploration thereon, are financed through the completion of equity offerings involving the sale of equity securities. These equity offerings generally include private placements and the exercise of warrants and options.

During the three month period ended March 31, 2007, the Company raised funds as follows:

During the three month period, 673,750 warrants were exercised for gross proceeds of $270,213 and 161,500 options were exercised for gross proceeds of $49,650.

As at March 31, 2007 there were 7,241,700 warrants outstanding at a weighted average exercise price of $0.73 which if fully exercised, would raise $5,286,441.

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As at March 31, 2007 there were 6,603,500 options outstanding at a weighted average exercise price of $0.48 which if fully exercised would raise $3,169,680.

As at March 31, 2007 Sutcliffe had cash on hand of $2,789,577, and a working capital of 4,042,521.

SUBSEQUENT EVENTS

On April 19, 2007 the Company announced the appointment of Mr. Patrick Downey to the Company’s board of directors.

Shares issued and outstanding

As at June 30, 2007 the Company had 83,775,800 shares outstanding, 7,433,500 options outstanding and 5,090,000 share purchase warrants outstanding.

INTERNAL CONTROLS

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and other key management personnel have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at March 31, 2007, to provide reasonable assurance that all material financial information relating to the Company was made known to the CEO and CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the Company for the three month period ended March 31, 2007.

The Company evaluated the design of it is internal controls over financial reporting as defined in Multilateral Instrument 52-109 for the period ended March 31, 2007 and based on this evaluation have determine these controls to be effective except as noted in the following paragraph.

This evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of internal control deficiencies which are not atypical for a company of this size including lack of segregation of duties due to a limited number of employees dealing with accounting and financial matters and insufficient in-house expertise to deal with complex accounting, reporting and taxation issues. The deficiencies relate primarily to the Company’s venture into the Russian Federation. Competent personnel are actively being sought to improve internal controls.

There have been no significant changes to the Company’s internal controls over financial reporting in the quarter ended March 31, 2007.

This MD&A was reviewed and approved by the Audit Committee and Board of Directors and is effective as of June 30, 2007.

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